FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECEIVED
FEB 1 5 2005
PROCESSING SECTION
179

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

0001243106
Registrant CIK Number

Form 8-K, February 14, 2005, Series 2005-1

333-120916

Name of Person Filing the Document
(If Other than the Registrant)



05004809

PROCESSED
FEB 1 8 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.



By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated: February 14th, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSARM 2005-1

BSARM 2005-1

GROUPS	Balance	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
G01	39.51	4.987	4.675	2.000	6.875	406,734.30	360	2	358	74.30	723.56	2.316	34	2.975	1.800	10.800	2.005
G02	38.57	5.303	5.000	3.750	7.000	401,030.34	360	2	358	75.47	730.38	2.328	58	5.143	1.939	10.491	2.025
G03	8.99	5.463	5.188	4.500	7.500	520,606.08	360	3	357	72.73	742.83	2.299	81	5.038	1.961	10.501	2.025
G04	12.93	5.653	5.395	5.000	7.125	563,767.57	360	1	359	72.57	747.44	2.259	119	5.018	1.994	10.671	2.001
TOTAL	**100.00**	**5.238**	**4.940**	**2.000**	**7.500**	**428,232.25**	**360**	**2**	**358**	**74.39**	**731.03**	**2.312**	**58**	**4.261**	**1.893**	**10.637**	**2.014**

Current Balance

CURRENT BALANCE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
- 50,000.99	0.02	0.07	0.00	0.00	0.03
50,001.00 - 100,000.99	0.65	0.68	0.25	0.00	0.54
100,001.00 - 150,000.99	3.09	2.66	0.83	0.00	2.32
150,001.00 - 200,000.99	3.57	3.71	1.10	0.20	2.97
200,001.00 - 250,000.00	3.84	3.81	0.00	0.00	2.99
250,000.01 - 300,000.00	3.26	3.34	0.00	0.00	2.58
300,000.01 - 350,000.00	4.02	5.06	0.51	0.00	3.59
350,000.01 - 400,000.00	14.09	15.62	12.87	13.13	14.45
400,000.01 - 450,000.00	12.84	10.71	10.44	16.11	12.23
450,000.01 - 500,000.00	10.81	11.29	16.08	12.70	11.71
500,000.01 - 550,000.00	5.85	7.32	12.88	7.81	7.30
550,000.01 - 600,000.00	5.66	8.05	6.28	9.25	7.10
600,000.01 - 650,000.00	8.67	6.55	4.84	7.96	7.42
650,000.01 - 700,000.00	2.63	2.66	5.20	2.15	2.81
700,000.01 - 750,000.00	4.06	3.13	3.38	1.57	3.32
750,000.01 - 800,000.00	2.46	2.82	2.37	4.10	2.80
800,000.01 - 850,000.00	1.15	1.16	3.82	1.79	1.48
850,000.01 - 900,000.00	2.45	2.83	6.90	3.76	3.17
900,000.01 - 950,000.00	2.91	0.66	2.87	0.99	1.79
950,000.01 - 1,000,000.00	5.88	6.01	7.67	10.52	6.69
1,000,000.01 - 1,500,000.00	2.07	1.86	1.69	4.33	2.25
1,500,000.01 - 2,000,000.00	0.00	0.00	0.00	3.64	0.47
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
2.000 - 2.124	0.23	0.00	0.00	0.00	0.09
2.500 - 2.624	0.14	0.00	0.00	0.00	0.05
2.750 - 2.874	0.13	0.00	0.00	0.00	0.05
2.875 - 2.999	0.27	0.00	0.00	0.00	0.11
3.000 - 3.124	0.29	0.00	0.00	0.00	0.12
3.125 - 3.249	0.34	0.00	0.00	0.00	0.14

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
3.250 - 3.374	0.30	0.00	0.00	0.00	0.12
3.375 - 3.499	1.16	0.00	0.00	0.00	0.46
3.500 - 3.624	0.79	0.00	0.00	0.00	0.31
3.625 - 3.749	0.46	0.00	0.00	0.00	0.18
3.750 - 3.874	1.29	0.04	0.00	0.00	0.52
3.875 - 3.999	2.22	0.40	0.00	0.00	1.03
4.000 - 4.124	3.17	0.65	0.00	0.00	1.50
4.125 - 4.249	2.50	0.24	0.00	0.00	1.08
4.250 - 4.374	4.61	0.78	0.00	0.00	2.12
4.375 - 4.499	4.28	1.47	0.00	0.00	2.26
4.500 - 4.624	4.69	2.57	0.30	0.00	2.87
4.625 - 4.749	5.28	4.26	1.34	0.00	3.85
4.750 - 4.874	4.57	7.20	1.50	0.00	4.72
4.875 - 4.999	9.20	10.28	3.09	0.00	7.88
5.000 - 5.124	5.50	9.74	4.39	2.19	6.61
5.125 - 5.249	6.82	5.92	8.38	1.49	5.92
5.250 - 5.374	7.66	7.82	10.09	6.45	7.79
5.375 - 5.499	6.10	8.52	20.16	15.28	9.48
5.500 - 5.624	7.22	8.44	16.39	9.76	8.85
5.625 - 5.749	2.61	7.55	13.22	18.41	7.51
5.750 - 5.874	5.39	6.86	8.08	20.41	8.14
5.875 - 5.999	5.07	6.93	7.94	14.27	7.23
6.000 - 6.124	1.79	3.40	1.51	6.33	2.97
6.125 - 6.249	1.12	2.33	2.09	3.82	2.02
6.250 - 6.374	1.89	1.22	0.26	0.00	1.24
6.375 - 6.499	2.30	0.49	0.22	0.00	1.11
6.500 - 6.624	0.57	1.02	0.00	0.46	0.68
6.625 - 6.749	0.00	0.58	0.00	0.00	0.22
6.750 - 6.874	0.00	0.42	0.00	0.00	0.16
6.875 - 6.999	0.04	0.80	0.00	0.48	0.39
7.000 - 7.124	0.00	0.08	0.00	0.00	0.03
7.125 - 7.249	0.00	0.00	0.00	0.64	0.08
7.500 - 7.624	0.00	0.00	1.04	0.00	0.09
TOTAL	100.00	100.00	100.00	100.00	100.00

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
1.750 - 1.874	0.23	0.00	0.00	0.00	0.09
2.250 - 2.374	0.14	0.00	0.00	0.00	0.05
2.500 - 2.624	0.13	0.00	0.00	0.00	0.05
2.625 - 2.749	0.27	0.00	0.00	0.00	0.11

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
2.750 - 2.874	0.29	0.00	0.00	0.00	0.12
2.875 - 2.999	0.65	0.00	0.00	0.00	0.25
3.125 - 3.249	1.34	0.00	0.00	0.00	0.53
3.250 - 3.374	0.76	0.00	0.00	0.00	0.30
3.375 - 3.499	1.22	0.00	0.00	0.00	0.48
3.500 - 3.624	1.73	0.24	0.00	0.00	0.78
3.625 - 3.749	2.68	0.19	0.00	0.00	1.13
3.750 - 3.874	2.17	0.65	0.00	0.00	1.11
3.875 - 3.999	2.84	0.40	0.00	0.00	1.28
4.000 - 4.124	5.45	0.63	0.00	0.00	2.39
4.125 - 4.249	4.00	2.73	0.00	0.00	2.63
4.250 - 4.374	4.98	3.79	1.64	0.00	3.58
4.375 - 4.499	5.70	5.68	1.28	0.00	4.55
4.500 - 4.624	5.85	8.58	3.12	0.00	5.90
4.625 - 4.749	8.20	8.79	2.82	0.00	6.88
4.750 - 4.874	6.85	8.13	4.57	2.19	6.53
4.875 - 4.999	6.67	5.89	7.58	1.49	5.78
5.000 - 5.124	6.57	8.44	8.73	6.45	7.47
5.125 - 5.249	7.96	8.18	20.18	15.28	10.09
5.250 - 5.374	3.85	9.56	16.43	9.76	7.95
5.375 - 5.499	3.60	7.26	13.25	18.92	7.86
5.500 - 5.624	6.74	7.27	8.84	21.42	9.03
5.625 - 5.749	2.26	4.69	6.45	13.73	5.06
5.750 - 5.874	2.12	2.95	3.60	6.07	3.08
5.875 - 5.999	1.32	1.97	0.26	3.59	1.77
6.000 - 6.124	2.86	0.75	0.22	0.00	1.44
6.125 - 6.249	0.11	1.21	0.00	0.00	0.51
6.250 - 6.374	0.46	0.18	0.00	0.46	0.31
6.375 - 6.499	0.00	0.96	0.00	0.00	0.37
6.500 - 6.624	0.04	0.66	0.00	0.00	0.27
6.625 - 6.749	0.00	0.23	0.00	0.00	0.09
6.750 - 6.874	0.00	0.00	0.00	0.64	0.08
7.250 - 7.374	0.00	0.00	1.04	0.00	0.09
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
5.01 - 10.00	0.00	0.15	0.00	0.00	0.06
15.01 - 20.00	0.61	0.03	0.00	1.04	0.39
25.01 - 30.00	0.42	0.14	0.00	1.99	0.48
30.01 - 35.00	0.07	0.08	0.00	0.49	0.12

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
35.01 - 40.00	0.89	0.43	0.63	0.00	0.57
40.01 - 45.00	1.55	1.01	0.11	0.00	1.01
45.01 - 50.00	1.11	1.05	2.34	1.50	1.25
50.01 - 55.00	2.02	1.59	4.44	3.38	2.24
55.01 - 60.00	3.09	2.33	3.08	7.25	3.34
60.01 - 65.00	5.76	4.85	11.88	4.33	5.78
65.01 - 70.00	10.35	7.27	11.93	7.83	8.98
70.01 - 75.00	12.65	11.75	11.98	9.74	11.87
75.01 - 80.00	54.76	67.11	51.69	61.46	60.11
80.01 - 85.00	1.92	0.42	0.23	0.00	0.94
85.01 - 90.00	2.01	1.36	1.70	0.51	1.54
90.01 - 95.00	2.78	0.43	0.00	0.48	1.32
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
0 - 19	0.60	0.08	0.00	0.00	0.27
600 - 619	0.15	0.00	0.00	0.00	0.06
620 - 639	3.79	1.18	0.00	0.00	1.95
640 - 659	4.15	0.89	1.29	0.00	2.10
660 - 679	11.89	8.51	3.57	3.40	8.74
680 - 699	9.08	10.85	7.51	5.16	9.11
700 - 719	18.49	19.16	18.75	16.05	18.45
720 - 739	12.27	16.60	11.07	12.97	13.92
740 - 759	14.91	15.63	16.21	22.14	16.24
760 - 779	13.44	15.17	23.60	20.40	15.92
780 - 799	8.10	9.85	15.64	16.78	10.58
800 - 819	3.15	1.90	2.36	3.09	2.59
820 - 839	0.00	0.17	0.00	0.00	0.07
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Original Term

STATED ORIGINAL TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
121 - 180	0.05	0.00	0.00	0.00	0.02
360 - 360	99.95	100.00	100.00	100.00	99.98
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

## Remaining Term

| STATED REM TERM | Pct of overall GROUP1 | Pct of overall GROUP2 | Pct of overall GROUP3 | Pct of overall GROUP4 | Pct of overall CURRENT BALANCE |
|---|---|---|---|---|---|
| 121 - 180 | 0.05 | 0.00 | 0.00 | 0.00 | 0.02 |
| 301 - 360 | 99.95 | 100.00 | 100.00 | 100.00 | 99.98 |
| **TOTAL** | **100.00** | **100.00** | **100.00** | **100.00** | **100.00** |

## State

| STATE | Pct of overall GROUP1 | Pct of overall GROUP2 | Pct of overall GROUP3 | Pct of overall GROUP4 | Pct of overall CURRENT BALANCE |
|---|---|---|---|---|---|
| AK | 0.19 | 0.00 | 0.00 | 0.00 | 0.07 |
| AL | 0.10 | 0.22 | 0.00 | 0.00 | 0.12 |
| AR | 0.00 | 0.07 | 0.00 | 0.00 | 0.03 |
| AZ | 1.39 | 1.83 | 1.05 | 1.19 | 1.50 |
| CA | 55.93 | 62.90 | 53.27 | 60.90 | 59.02 |
| CO | 1.00 | 1.85 | 4.95 | 3.24 | 1.97 |
| CT | 0.24 | 0.34 | 0.61 | 3.02 | 0.68 |
| DC | 0.19 | 0.19 | 0.00 | 0.00 | 0.15 |
| DE | 0.34 | 0.20 | 0.00 | 0.00 | 0.21 |
| FL | 3.72 | 2.83 | 3.09 | 2.05 | 3.10 |
| GA | 0.97 | 0.61 | 0.98 | 0.00 | 0.71 |
| HI | 0.71 | 1.21 | 1.54 | 0.62 | 0.97 |
| IA | 0.00 | 0.06 | 0.00 | 0.00 | 0.02 |
| ID | 0.07 | 0.00 | 1.93 | 0.00 | 0.20 |
| IL | 3.52 | 1.71 | 4.19 | 1.49 | 2.62 |
| IN | 0.33 | 0.02 | 0.00 | 0.79 | 0.24 |
| KS | 0.15 | 0.50 | 1.05 | 1.10 | 0.49 |
| KY | 0.17 | 0.05 | 0.90 | 1.15 | 0.32 |
| LA | 0.00 | 0.14 | 0.00 | 0.00 | 0.05 |
| MA | 1.32 | 0.98 | 4.83 | 2.14 | 1.61 |
| MD | 1.95 | 2.32 | 0.57 | 2.05 | 1.98 |
| ME | 0.36 | 0.00 | 0.00 | 0.00 | 0.14 |
| MI | 5.33 | 1.64 | 0.77 | 0.59 | 2.89 |
| MN | 0.72 | 0.21 | 1.49 | 2.83 | 0.86 |
| MO | 0.34 | 0.16 | 0.00 | 0.00 | 0.20 |
| MS | 0.06 | 0.05 | 0.00 | 0.00 | 0.04 |
| MT | 0.05 | 0.00 | 0.00 | 0.00 | 0.02 |
| NC | 0.83 | 0.54 | 1.60 | 0.70 | 0.77 |
| NE | 0.13 | 0.00 | 0.00 | 0.00 | 0.05 |
| NH | 0.45 | 0.00 | 0.00 | 0.00 | 0.18 |
| NJ | 2.37 | 1.23 | 1.39 | 5.98 | 2.31 |
| NM | 0.00 | 0.36 | 0.00 | 0.50 | 0.20 |
| NV | 3.48 | 4.96 | 2.49 | 0.84 | 3.62 |
| NY | 1.98 | 1.23 | 1.86 | 2.04 | 1.69 |
| OH | 0.60 | 0.04 | 0.00 | 0.00 | 0.25 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

BSARM 2005-1

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
OK	0.00	0.08	0.00	0.00	0.03
OR	0.95	0.32	1.75	2.12	0.93
PA	0.73	0.62	0.00	0.51	0.59
RI	0.29	0.13	0.00	0.00	0.16
SC	0.29	0.16	0.00	0.00	0.18
TN	0.10	0.13	0.23	0.58	0.19
TX	1.27	0.82	2.48	0.47	1.10
UT	0.74	0.37	0.00	0.50	0.50
VA	3.97	6.24	5.24	0.86	4.56
VT	0.00	0.09	0.00	0.00	0.04
WA	1.72	2.38	1.74	1.75	1.98
WI	0.88	0.00	0.00	0.00	0.35
WV	0.05	0.00	0.00	0.00	0.02
WY	0.00	0.19	0.00	0.00	0.07
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Loan Purpose

LOAN PURP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
Cash Out Refinance	17.33	17.23	11.38	8.72	15.64
Purchase	62.48	65.29	62.61	69.69	64.51
Rate/Term Refinance	20.18	17.48	26.01	21.59	19.85
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
Investor	2.02	4.92	2.89	0.47	3.01
Owner Occupied	93.94	90.49	96.85	96.21	93.16
Second Home	4.04	4.59	0.27	3.32	3.82
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
2-4 Family	1.51	4.24	0.69	2.48	3

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSARM 2005-1

Property Type

PROPTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
CO-OP	0.06	0.35	0.00	0.00	0
Condominium	6.92	10.44	7.72	13.57	9
PUD	22.60	27.28	31.71	30.24	26
Single Family	68.84	57.68	59.87	53.72	62
Townhouse	0.08	0.00	0.00	0.00	0
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100**

Documentation Code

DOCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
Full/Alternative	36.26	36.97	33.85	27.94	35.24
Limited	0.00	0.15	0.00	0.00	0.06
No Documentation	6.33	1.70	1.20	0.00	3.26
No Ratio	0.77	0.42	0.00	0.00	0.47
Reduced	0.65	4.27	1.33	0.00	2.02
Stated Income	47.63	50.33	8.20	52.38	45.74
Stated/Stated	8.36	6.16	55.42	19.29	13.16
Streamline	0.00	0.00	0.00	0.39	0.05
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Interest Only

IO FLAG IO PERIOD	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
N	**33.29**	**26.49**	**23.52**	**23.29**	**28.50**
0.000	33.29	26.49	23.52	23.29	28.50
Y	**66.71**	**73.51**	**76.48**	**76.71**	**71.50**
120.00	13.40	10.33	3.72	76.71	19.53
36.000	53.31	0.00	0.00	0.00	21.06
60.000	0.00	63.18	0.00	0.00	24.37
84.000	0.00	0.00	72.76	0.00	6.54
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Index Type

INDEX	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
1 YR CMT	5.79	1.85	7.50	0.51	3.74

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSARM 2005-1

Index Type

INDEX	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
1 YR Libor	58.88	73.21	85.06	97.71	71.78
6 Mo Libor	35.33	24.94	7.44	1.78	24.48
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
15 - 17	0.33	0.00	0.00	0.00	0.13
24 - 26	0.14	0.00	0.00	0.00	0.06
27 - 29	0.54	0.00	0.00	0.00	0.22
30 - 32	14.44	0.00	0.00	0.00	5.70
33 - 35	83.87	0.00	0.00	0.00	33.13
36 - 38	0.67	0.00	0.00	0.00	0.27
48 - 50	0.00	0.32	0.00	0.00	0.13
51 - 53	0.00	0.49	0.00	0.00	0.19
54 - 56	0.00	9.49	0.00	0.00	3.66
57 - 59	0.00	89.69	0.00	0.00	34.59
75 - 77	0.00	0.00	1.32	0.00	0.12
78 - 80	0.00	0.00	14.06	0.00	1.26
81 - 83	0.00	0.00	84.62	0.00	7.61
114 - 116	0.00	0.00	0.00	0.83	0.11
117 - 119	0.00	0.00	0.00	99.17	12.82
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Gross Margin

MARGIN	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
2.000 - 2.249	0.34	0.00	0.00	0.00	0.13
2.250 - 2.499	88.95	91.19	91.30	98.51	91.26
2.750 - 2.999	7.96	1.98	7.50	1.01	4.72
3.000 - 3.249	0.00	0.00	0.00	0.48	0.06
3.250 +	2.75	6.83	1.20	0.00	3.83
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Max Rate

MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
0.000 - 7.999	0.15	0.00	0.00	0.00	0.06
8.000 - 8.499	0.49	0.00	0.00	0.00	0.19
8.500 - 8.999	0.73	0.44	0.00	0.00	0.45
9.000 - 9.499	2.01	3.15	0.00	0.00	2.01
9.500 - 9.999	6.45	23.77	6.24	0.00	12.28
10.000 - 10.499	20.55	27.40	43.02	25.41	25.84
10.500 - 10.999	28.39	21.14	44.14	61.76	31.33
11.000 - 11.499	24.58	9.33	1.72	9.48	14.69
11.500 - 11.999	13.91	10.17	1.48	2.03	9.81
12.000 - 12.499	1.94	2.78	2.35	1.31	2.22
12.500 - 12.999	0.46	1.83	1.04	0.00	0.98
14.000 +	0.34	0.00	0.00	0.00	0.13
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Prepay

PREPAY PPY TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
No_PP	**91.98**	**89.15**	**96.43**	**99.80**	**92.30**
0.000	91.98	89.15	96.43	99.80	92.30
Prepay	**8.02**	**10.85**	**3.57**	**0.20**	**7.70**
4.000	0.00	0.08	0.00	0.00	0.03
6.000	2.59	5.07	1.20	0.00	3.09
36.000	4.92	2.97	0.11	0.00	3.10
60.000	0.51	2.72	2.27	0.20	1.48
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Originators

ORIGINATOR	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
AEGISMORTGAGE	0.31	0.17	0.00	0.00	0.19
BANKOFAMERICA	0.68	12.16	1.33	0.00	5.08
COUNTRYWIDE	26.53	45.38	78.99	97.68	47.72
LOANCITY	8.20	15.45	4.48	0.00	9.60
METROCITIES	4.39	10.59	3.72	0.53	6.22
MORTGAGEIT	10.89	8.65	0.11	1.14	7.79
PAULFINANCIAL	7.69	1.50	0.00	0.64	3.70
QUICKEN	12.27	4.62	3.86	0.00	6.98
U.S.CENTRAL	4.91	1.49	7.50	0.00	3.19
WELLSFARGO	24.13	0.00	0.00	0.00	9.53

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

## Originators

| ORIGINATOR | Pct of overall GROUP1 | Pct of overall GROUP2 | Pct of overall GROUP3 | Pct of overall GROUP4 | Pct of overall CURRENT BALANCE |
|---|---|---|---|---|---|
| **TOTAL** | **100.00** | **100.00** | **100.00** | **100.00** | **100.00** |

## Servicers

| SERVICER NAME | Pct of overall GROUP1 | Pct of overall GROUP2 | Pct of overall GROUP3 | Pct of overall GROUP4 | Pct of overall CURRENT BALANCE |
|---|---|---|---|---|---|
| BANKOFAMERICA | 0.68 | 12.16 | 1.33 | 0.00 | 5.08 |
| COUNTRYWIDE | 26.53 | 45.38 | 78.99 | 97.68 | 47.72 |
| EMCMORTGAGE | 10.89 | 8.65 | 0.11 | 1.14 | 7.79 |
| EVERHOME | 32.86 | 32.33 | 12.07 | 1.18 | 26.69 |
| U.S.CENTRAL | 4.91 | 1.49 | 7.50 | 0.00 | 3.19 |
| WELLSFARGO | 24.13 | 0.00 | 0.00 | 0.00 | 9.53 |
| **TOTAL** | **100.00** | **100.00** | **100.00** | **100.00** | **100.00** |

## Index and Caps

| INDEX<br>INIT RATE CAP | Pct of overall GROUP1 | Pct of overall GROUP2 | Pct of overall GROUP3 | Pct of overall GROUP4 | Pct of overall CURRENT BALANCE |
|---|---|---|---|---|---|
| **1 YR CMT** | **5.79** | **1.85** | **7.50** | **0.51** | **3.74** |
| 2.000 | 5.79 | 1.49 | 0.00 | 0.00 | 2.86 |
| 5.000 | 0.00 | 0.36 | 7.50 | 0.51 | 0.88 |
| **1 YR Libor** | **58.88** | **73.21** | **85.06** | **97.71** | **71.78** |
| 2.000 | 58.66 | 0.00 | 0.00 | 0.00 | 23.18 |
| 5.000 | 0.22 | 73.21 | 84.80 | 97.08 | 48.50 |
| 6.000 | 0.00 | 0.00 | 0.26 | 0.63 | 0.10 |
| **6 Mo Libor** | **35.33** | **24.94** | **7.44** | **1.78** | **24.48** |
| 3.000 | 12.27 | 0.00 | 0.00 | 0.00 | 4.85 |
| 5.000 | 7.69 | 6.12 | 3.86 | 0.64 | 5.83 |
| 6.000 | 15.37 | 18.82 | 3.57 | 1.14 | 13.80 |
| **TOTAL** | **100.00** | **100.00** | **100.00** | **100.00** | **100.00** |

## Caps

| PER RATE CAP | Pct of overall GROUP1 | Pct of overall GROUP2 | Pct of overall GROUP3 | Pct of overall GROUP4 | Pct of overall CURRENT BALANCE |
|---|---|---|---|---|---|
| 1.000 | 19.96 | 6.12 | 3.86 | 0.64 | 10.68 |
| 2.000 | 80.04 | 93.88 | 96.14 | 99.36 | 89.32 |
| **TOTAL** | **100.00** | **100.00** | **100.00** | **100.00** | **100.00** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

Silent Seconds

SIM SECOND	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	Pct of overall CURRENT BALANCE
N	51.58	54.09	47.91	65.80	54.05
Y	48.42	45.91	52.09	34.20	45.95
TOTAL	100.00	100.00	100.00	100.00	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.